Exhibit 21

Subsidiaries of the Company

Name	State of Incorporation

1. Microwave and Video Systems, Inc.	Connecticut

2. Enon Microwave, Inc.	Delaware

3. Microwave Concepts, Inc.	Delaware

4. Stealth Microwave, Inc.	Delaware